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                                                                    EXHIBIT 23.1




The Board of Directors
Polk Audio, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-61463) on Form S-8 of Polk Audio, Inc. of our report dated May 5, 1998 relating to the consolidated balance sheets of Polk Audio, Inc. and subsidiaries as of March 29, 1998 and March 31, 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 29, 1998, and our report dated May 5, 1998 relating to the schedule of valuation and qualifying accounts for each of the years in the three-year period ended March 29, 1998, which reports appear in the annual report on Form 10-K of Polk Audio, Inc.



Baltimore, Maryland
June 23, 1998




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